UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 241st FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON FEBRUARY 19th, 2025

1.       DATE, TIME AND VENUE: On February 19th, 2025, at 09:00 a.m. at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala 5G, Bairro Cidade Monções, city of São Paulo, State of São Paulo.

2.       CALL NOTICE AND ATTENDANCE: The call notice was held pursuant to the Company’s Bylaws. The members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, were present, establishing the necessary quorum. Also present at the meeting were the Director of Accounting and Revenue Projection, Mrs. Jaqueline Nogueira de Almeida; the Senior Manager and the Company’s Accountant, Mr. Carlos Cesar Mazur; the Senior Accounting Manager, Mr. Marcos Antônio Martins; the Finance Director, Mr. Rodrigo Rossi Monari; the Senior Finance Manager, Mr. Daniel Lins Mattos; the Director of Investor Relations, Mr. João Pedro Xavier Soares Carneiro; the Senior Investor Relations Manager, Mr. Gabriel Figueiredo Menezes; the Investor Relations Specialist, Mrs. Tatiana Cardoso Anicet; the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, as Secretary of the Meeting, in addition to the representatives of Baker Tilly 4Partners Auditores Independentes Ltda. (“Baker”), Mr. Nelson Varandas and Mr. Fabio Torres.

3.       AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the members of the Committee unanimously decided as follows:

3.1. Financial Statements accompanied by the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended on December 31st, 2024 (“Financial Statements”). Initially, the Director of Accounting and Revenue Projection, Mrs. Jaqueline Nogueira de Almeida, along with the Company's Accountant, Mr. Carlos Cesar Mazur, presented the main events that occurred in the 4th quarter of 2024, including the end results of the technical studies of the Impairment tests of the Net Assets and the Deferred Tax Asset of the Company for the fiscal year ended December 31st, 2024, as well as the financial information that comprises the liquidity and indebtedness indicators of the Company, the consolidated balance sheets, and the consolidated financial statements comparing the periods ended December 31st, 2023, and December 31st, 2024. Subsequently, Mr. João Pedro Xavier Esteves Soares Carneiro, Investor Relations Director, along with the Investor Relations Specialist, Mrs. Tatiana Cardoso Anicet, presented the main aspects of the Annual Management Report. Then, Mr. Nelson Varandas and Mr. Fabio Torres, Baker’s representatives, the Company's Independent Auditors, reported on the scope and audit work conducted on the examination of the Financial Statements. Then, they presented the final draft of the Independent Auditors' Report on the Individual and Consolidated Financial Statements, highlighting that the Financial Statements adequately present, in all material aspects, the individual and consolidated financial position and financial performance of the Company as of December 31st, 2024, as well as the individual and consolidated cash flows for the fiscal year presented. Said Report will be issued on the date of the Board of Directors' meeting. It was also clarified that the Financial Statements were submitted, on the date hereof, to the Fiscal Council and will be submitted to the Board of Directors of the Company on February 20th, 2025. The Fiscal Council, examined the Financial Statements, as well as the Independent Auditors' Report and the Annual Management Report, with the necessary clarifications being provided by the Company's representatives and the Independent Auditors. After reviewing the presented documents and information, the members of the Fiscal Council present unanimously issued a favorable opinion on the Financial Statements and the Annual Management Report.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 241st FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON FEBRUARY 19th, 2025

3.2. Results Allocation Proposal for the fiscal year ended December 31st, 2024. The Finance Director, Mr. Rodrigo Rossi Monari, presented the Management Proposal for the allocation of the net profits of the fiscal year ended December 31st, 2024, which was analyzed by the members of the Fiscal Council. After analyzing the documents and providing the necessary clarifications, the members of the Fiscal Council present unanimously issued a favorable opinion on the Management's proposal for the allocation of the results for the fiscal year ended on December 31, 2024.

CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, February 19th, 2025.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 241st FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON FEBRUARY 19th, 2025

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities as provided for in Article 163 of Law No. 6.404, dated December 15, 1976 ("Corporate Law"), and in compliance with the provisions of Article 27, paragraph 1, item III, of CVM Resolution No. 80, dated March 29, 2022, examined and analyzed (i) the Company's Financial Statements and the Annual Management Report, both related to the fiscal year ended December 31, 2024 ("2024 Financial Statements"), accompanied by the respective Independent Auditors' Report, as well as (ii) the Results Allocation Proposal for the fiscal year 2024 (“Results Allocation Proposal”), and, considering the information provided by the Management of Telefônica Brasil and by Baker Tilly 4Partners Auditores Independentes Ltda., the Company’s independent auditors, unanimously express a favorable opinion regarding the 2024 Financial Statements and the Results Destination Proposal, and recommend the submission to the Ordinary Shareholders’ Meeting of Telefônica Brasil, in accordance with the Corporate Law.

São Paulo, February 20th, 2025.

Gabriela Soares Pedercini Fiscal Council (effective)	Luciana Doria Wilson Fiscal Council (effective)	Stael Prata Silva Filho Fiscal Council (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director